January 29, 2008

Larry M. Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Fortune Industries, Inc.
Form 10-K for the fiscal year ended August 31, 2006filed November 29, 2006
Form 10-Q for the fiscal quarters ended November 30, 2006  and February 28, 2007
File No. 0-19049

Dear Mr. Spirgel:

This letter is in response to the comments set forth in the letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 28, 2007in connection with above referenced forms filed by Fortune Industries, Inc. (“The Company”).  It is also in response to questions asked in a telephone call with the SEC staff.  We have broken down certain comments into multiple sections for ease of response.

Form 10-K for the fiscal year ended August 31, 2006

Comment 1:         We note your response to comment 1. It appears that you, through issuance of the put option, guarantee the seller a minimum value of your common stock. In this regard, we note that if the market price of your common stock is lower than $10.33, the seller has the right to exercise their put options. Therefore, it is unclear to us why you believe that you should not record as part of the cost of the acquisition, the maximum consideration of $10.33 per share that you may be required to pay the seller if the put is exercised. Please revise or advise addressing EITF 97-15 in detail.

Response:   The Company believes EITF 97-15 does not apply to this situation. We note that EITF 97-15 pertains to below-marketguarantees and contingency security arrangements when the Companyis associated with the guarantee rather than its major shareholder.   In regards to the CSM acquisition, the put price with the major shareholder is fixed and the personal guarantee is an above-marketguarantee.  As a result,the put option with our major shareholder in the CSM acquisition does not apply to this situation. EITF 97-15 also considers guarantees and contingency arrangements based on security prices that do not result in a guarantee of minimum value.  In such a circumstance, EITF 97-15 states in Item 2 below EITF Discussion, “of the total consideration, the cost of the acquisition should be recorded at an amount equal to the maximum number of shares that could be issued multiplied by the fair value of the shares at the date of the acquisition, but should not exceed the target value of the consideration thatis issued at the acquisition if that amount is limited.  It further states in this section, “the cost of the acquisition should be recorded inan amount equal to the lower of the target value and the maximum number of shares that could be issued multiplied by the fair value per share at the date of the acquisition.”  Throughout EITF 97-15, the literature requires the value of securities issued to be recorded at fair-marketvalue.

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

The following puts are currently outstandingfor CSM:

Transaction	Effective/Execution Date	Maximum Number of Shares Subject to Put Option	Put Option Price (per share)	Put Option Obligor
CSM	3/31/05	150,000	10.33	Carter Fortune and John Fisbeck

The Company also believes that the financial impact of recording the contingent sharesat the maximum put value of $10.33/share would beimmaterial to our August 31, 2006consolidated financial statements.  The contingent shares vest over a three-year period from April 1, 2005through March 31, 2008.  Each vesting period is for one year and 50,000 shares can vest each year.  Each period is measured independently of any previous or subsequent period and no carry forward or carry backof unvested contingent shares is allowable.  Any unvested contingent shares are retired by the Company. Subsequent financial results show that 58% and 64% of the eligible contingent shares vested the first and second year ending March 31, 2006and 2007, respectively, and have been awarded to the CSM sellers.  The Company projects another 6% increase from 64% in 2007 to 70% in 2008; which is for vesting in the final year (period April 1, 2007– March 31, 2008) of the contingency period.  Below is a comparison of the amounts actually recorded based on our original estimate that100% of the contingent shares will be earned at a stock closing price of $4.00 per share versus the SEC recommendation of valuation at a put price of $10.33 per share:

Year:	Total Shares	Allocation	Share price per put option agreement	SEC proposal of goodwill value

Year 1	50,000	58%	$10.33	299,570
Year 2	50,000	64%	$10.33	330,560
Year 3	50,000	70%	$10.33	361,550
Total	150,000			991,680

Amount recorded on 8/31/06 10-K (150,000 shares x $4.00)				600,000

Difference:				391,680

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

As a result of the actual activity and using the proposed put value of $10.33/share, the $391,680 difference from the original estimate recorded at the purchase closing is immaterial to the Company’s financial position at August 31, 2006.  The $391,680 difference is 1.9% of total equity and 2.4% of goodwill and related intangible assets as of this date.  In addition, the difference has $0 impact on our annual impairment analysis and consequently, $0 impact on net income, earnings per share, and our cash flows.

Comment 2:         Please note that SAB Topic 5 as codified in SAB 107 states that in instances were a principal stockholder pays a liability for the company should be accounted for as capital contributions “unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as stockholder or such action clearly does not benefit the company.  In this regard, it appears that the put option issued in connection with the acquisition of CSM clearly provides benefit to the Company.  Please revise or advise.

Response:   SAB 107, Topic 5 addresses situations where transactions are similar to those described in paragraph 11 of SFAS 123R, which states that “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.”  SAB 107, Topic 5 provides examples when a company’s principal stockholder pays certain expenses on behalf of the company.  As noted in the guidance, the staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in 123R is not limited to transactions involving stock compensation.  “Therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholder’s action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the company.

The Company believes recognition of a liability under SAB 107, Topic 5 does not apply to the CSM transaction due to the following:

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

•	The puts issued in conjunction with the Company’s CSM acquisition were not entered into by the Company and were never a liability of the Company.
•	The Company was never under any legal obligation to purchase the shares resulting from the puts.
•
Theputs/calls entered into by Carter Fortune and John Fisbeckin conjunction with the Company’s other acquisitions have been honored by them pursuant to the terms of the applicable agreements.  Such arrangements were accounted for in the same manner as the puts included in the CSM acquisition and were also discussed with the SEC staff in 2004 and 2005.

•	Based on discussions with Carter Fortuneand John Fisbeck, they intend to honor the puts that were issued in conjunction with the Company’s CSM acquisition.
•	The puts donot impact compensation or other types of expenses, which appears to be the primary focus of SAB107, Topic 5.
•	The putswerenot designed to provide a benefit to the Company at the acquisition. Otherwise, the Company would receive the shares resulting from the puts, instead of Carter Fortuneand John Fisbeck.
•
It never was the Company’s intent, except as described below, nor is it the Company’s intent to honor any of the puts that were issued in conjunction with the Company’s acquisitions, except for the Company’s acquisition of ESG.  For a brief period, as explained to the SEC in the Company’s letter dated October 26, 2007, the Company was willingto honor the puts that were issued in conjunction with the Company’s acquisition of CSM.  The Company’s willingness wasbased soley upon its belief that the SEC staff had insisted upon such a result.  Upon obtaining a better understanding of the SEC’s position, the Company does not intend and will not honor the puts that were issued in conjunction with the Company’s acquisition of CSM.

•
To varying degrees, the members of the Company’s Board of Directors were aware of the debt incurred by Carter Fortuneand John Fisbeckto fund their put/call obligations.  The Company always considered this debt to be the personal obligation of Carter Fortuneand John Fisbeck.

•
Based on discussions with Carter Fortuneand John Fisbeck, they believed that any stock put to them would result in a wise investment.  They believed in the Company and thought any additional purchases would be beneficial to them.

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Form 10-Q for the quarterly period ended November 30, 2006
Note 11- Variable Interest Entity, page 20

Comment 3:         We note your response to prior comment 2. Tell us if any of the real estate acquired by FFD was leased to third parties or solely to the Company.

Response:   All of the real estate acquired is leased solely to the Company.

Clarification of consolidation of Variable Interest Entity necessary due to recent teleconference with SEC Staff:

The Company would like to clarify its position in relation to the triggering events requiring consolidation of FFD as certain facts have come to light in conjunction with discussions with Carter Fortune and John Fisbeck related to the Company’s letters to the SEC dated April 24, 2007 and July 31, 2007.

The real estate owned by the FFD consists of land, buildings and building improvements, which were pledged as collateral for mortgages under which the lender has no recourse to the Company. Additionally the debt of FFD is guaranteed by Carter Fortune and John Fisbeck.  There have never been any explicit interests through guarantees from the Company.

The following facts were evident prior to the consolidation of FFD on November 30, 2006 and support the Company’s basis for no consolidation under FASB Interpretation No. 46(R) at August 31, 2006 and prior:

•
The Company concluded that sufficient equity ($500,000 - $750,000) was at risk since inception. Cash was contributed as a down payment towards the purchase of the Company’s operating facility in Indianapolis.

•	The Company did not (and has never) guaranteed any debt included in FFD; also there were no known side agreements or other related possible variable interests.

•	Carter Fortune and John Fisbeck personally guarantee the debt included on the balance sheet of FFD.

•	The rent charged to the Company by FFD was commensurate to similar leases in the respective geographical regions.

•	The Indianapolis buildings were in prominent business areas in a key business district in Indianapolis (both are in “Park 100 Business District” on the Northwest side of the city).

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

•	Both buildings were deemed attractive leasing facilities that at that time could be rented to a third party in a reasonable period of time if needed.

•	Carter Fortune’s and John Fisbeck’s collective net worth exceeds $100M; of which the majority is unrestricted securities of a heavily traded Fortune 500 Company.

•	Carter Fortune and John Fisbeck had the direct ability to make decisions about FFD’s activities through voting rights.

•	Carter Fortune and John Fisbeck were obligated to absorb any losses; although losses were not incurred, as the cash flow from the leases with the Company was sufficient to generate a small profit.

•
Due to the financial prowess of Carter Fortune and John Fisbeck, combined with the financial strength of FFD at that time, FFD, Carter Fortune and John Fisbeck were in a strong position to finance their own activities. Carter Fortune and John Fisbeck have the right to receive 100% of the expected residual returns of the entity which is considered compensation for the risk of absorbing potential losses.

Based on the facts and circumstances noted above, the Company’s management concluded FFD did not qualify for consolidation as a “variable interest entity” to the Company: Although the leases clearly represented “variable interests”, the owners of FFD had proportionate voting rights compared with their economic interests and all of FFD’s activities were conducted on behalf of Carter Fortune and John Fisbeck on a proportionate basis.  Consolidation was not required as the Company was not the primary beneficiary.  Prior to November 30, 2006, the Company was not the party that absorbed the majority of the potential losses or obtained the majority of the potential income.

At September 1, 2007, we concluded that sufficient equity was not at risk.  Also, the variable interest related to rent paid to FFD was significantly increased as discussed later.  Additionally, the Company looked at the combined interest of the Company and the owners of FFD and determined that the Company was the member of the related party group most closely associated with the VIE because it leases substantially all of the VIE’s assets to use in its operations.

As a result of the changes more fully described below, the Company became the primary beneficiary of FFD. Our conclusion is based on a combination of many factors detailed as follows:  Paragraph 15 of FIN 46R states:

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

“An enterprise with an interest in a variable interest entity shall reconsider whether it is the primary beneficiary of the entity if the entity’s governing documents or contractual arrangements are changed in a manner that reallocates between the existing primary beneficiary and other unrelated parties (a) the obligation to absorb the expected losses of the variable interest entity or (b) the right to receive the expected residual returns of the variable interest entity.”

From September 1, 2006 through November 30, 2006; FFD depleted its equity in FFD; as a result, FFD’s equity at risk became close to $0 during our first quarter of fiscal 2007.

Concurrently, FFD increased the rent of the Company’s operating facility at 6402 Corporate Drive in Indianapolis, Indiana by 250%.  Both our April 24, 2007 and July 31, 2007 letters addressed whether the increased rent was at market value or above-market value.  The April 24, 2007 letter noted that the Board of Directors requested a rental rate analysis prior to approving the increased rent.  After reviewing the rental rate analysis, the Board of Directors believed that the increase was in line with market conditions and approved the increase.  The rental rate analysis, however, contained a broad range of values and related to general market conditions rather than specific buildings.  The approved rental rate was within the broad range of values but an argument could easily be made that the rental rate applied to the specific buildings leased by the Company was above-market value.  Our July 31, 2007 letter indicated our belief, at that time, that the rental rate was above-market value.  At the time of the decision approving the increase in rental rate, the Board of Directors acted in good faith based upon the information that was available at the time and believed the rental rate was at market value.  In order to definitively determine whether the rental rate is at market value or above-market value, the Company has requested an appraisal of the various buildings that it leases from FFD and a more detailed and thorough review of the rental rates that should be applied to FFD’s specific buildings.  The Company expects to receive this information in the next few weeks.  Upon receipt and review of this information, the Company will have additional discussions with FFD regarding the appropriate rental rates.

Absent the lease arrangement with the Company, FFD would incur substantial losses.  As a result of these changes, the Company became contractually obligated to absorb FFD losses through (a) the modified lease arrangements, and (b) debt service of new loans putting the original equity at risk and increased interest rates.  Absent the leases with the Company, FFD would have negative equity and no basis for distributions.

With regard to Comment 9 in our Response Letter dated April 24, 2007, relating to Note 11 – Variable Interest Entity, we stated “…the Owners elected to charge a significant increase in rent to the Company from FFD.  The Owners used the cash from the rent increase to service the new debt incurred to finance the $12 million obligations from the put/call.”

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

This statement was made at a time when all of the relevant facts were not known.  With eight months of additional activity and further investigation, we now have a better understanding of the relevant facts.

Based upon the additional activity and our further investigation, we have concluded that all of the put/call agreements entered into by Carter Fortune and John Fisbeck in conjunction with the Company’s acquisitions have been honored pursuant to the terms of the respective agreements.  At no time was it the intent of the Company to increase the rents payable to FFD in order to pay the debt incurred by Carter Fortune and John Fisbeck to fund their put/call obligations.  Instead, the Company’s intent from inception was, and continues to be that the put/call obligations are the personal obligations of Carter Fortune and John Fisbeck. Consistent with this intent, Carter Fortune and John Fisbeck have not made any distributions from FFD to pay the debt associated with their put/call obligations.

The Company believes this clarification has essentially no impact on its conclusion to consolidate FFD as a variable interest entity.  Such conclusion is primarily due to the other factors noted in this letter and in the Company’s letters dated April 24, 2007 and July 31, 2007.  As explained above, the distributions paid to Carter Fortune and John Fisbeck by FFD are not being used to pay their personal debt related to the put options..  This arrangement still represents an implicit interest, however, as it remains difficult for the Company to ascertain the use of the funds paid by the Company to FFD.

Other factors that support consolidation include:  (1) the Company is the sole lessee of the multiple facilities leased by FFD; (2) it is unlikely, at this time, that FFD could locate an unrelated party to lease the facilities in a reasonable period of time; (3) debt included in FFD is personally guaranteed by Carter Fortune and John Fisbeck representing implicit interest.  This became a significant factor in 2007 due to the deteriorating financial performance of the Company combined with the significant increase in the Company debt which is also guaranteed by Carter Fortune and John Fisbeck.

Comment 4:         Tell us why you consider the Minority Interest in Variable Interest Entity line item appropriate. It appears to us that since FFD is consolidated, the distributions to Mr. Fortune and Mr. Fisbeck should be addressed in the equity section of the consolidated financial statements.

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Response:   The equity related to consolidation of the variable interest entity is included in the Company’s consolidated balance sheet as “Minority equity in variable interest entities” as a separate line item in Stockholders’ Equity, consistent with the FASB Exposure Draft dated June 30, 2005, “Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries”, a replacement of ARBNo. 51; which provides for the accounting and reporting in equity interests of noncontrolling stockholders to be accounted and reported as equity separately from the primary beneficiary’s equity.  The Company implemented the exposure draft during the period ended November 30, 2006, as management believes classification of “minority equity in variable interest entities” as a separate component to Stockholders’ Equity is the most accurate representation of its interests in these variable interest entities. Per additional Company research during our May 31, 2007Form 10-Q, we acknowledge the SEC does not accept FASB exposure drafts until adopted and consequently, we have classified this line item between total liabilities and stockholders’ equity in accordance with ARB51.  We havechangedline item to “MINORITY INTEREST” in future filings as prescribed in ARB51.  Since FFD has positive equity, including positive accumulated earnings; we believe this classification to be appropriate as required by ARB51 and FIN 46R.

Note 8 – Debt Arrangements
Credit Facility Loan and Security Agreement

Comment 5:         We note your response to prior comment 4. Tell us why you believe that an oral waiver from your lender provides appropriate evidence to support long-term debt classification. Also, clarify to us whether your majority shareholder agreed: (1) to pay the debt to the lender in the event your bank called the loan. If so, tell us whether you would continue to be in violation of the existing covenants and why you believe that long-term debt classification would be appropriate.

Response:   Our majority shareholder agreed to pay the debt to the lender in the event our bank called the loan.  Our majority shareholder agreed to step into the bank’s position; while allowing the Company two (2)years without covenant restrictions.  At the end of the two years; the Company and its majority shareholder would evaluate its credit needs and enter into discussions with the majority shareholder at that time.  As a result, the Company would not be in violation and long-term debt classification would be appropriate.  Our majority shareholder also included this representation in the independent auditor’s representation letter for each quarter in question.

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Comment 6:         Tell us how you considered paragraph 5 of SFAS 78 in concluding that long-term debt classification is appropriate. Specifically, tell us whether the lender waived its right to demand repayment for more than one year.

Response:  In addition to the response in comment 5 above; SFAS 78, paragraph 5b provides the following example for callable obligations to be classified as current liabilities unless one of the following conditions are met:  condition (b) states, “for long-term obligations containing a grace period within which the debtor may cure the violation, it is probable that the violation will be cured within that period, thus preventing the obligation from becoming callable.”  Due to the financial strength of our majority shareholder and his personal guarantee on the loan; we had time to cure the violation and deemed such likelihood of such a cure to be probable.  This is further evidenced by waivers obtained from the bank prior to the date of this letter for quarter 2 and quarter 3 in fiscal 2007.

Note 12 – Variable Entity, page 22

Comment 7:         Since you consolidate FFD, it appears that all the activities that are not eliminated in consolidation should be reflected in your financial statements. In this regard, it appears that you should remove the minority interest line item and move all the activities related to distributions of FFD in the equity section of your Consolidated Balance Sheet and the Consolidated Statement of Changes in Shareholders’ Equity as applicable.  Also, the Consolidated Statement of Cash Flows should present activities of FFD according to SFAS 95.  Please revise or advise.

Response:   All activities between the Company and FFD are eliminated in consolidation.  Rent income recorded in FFD’s general ledger is eliminated with rent expense on the Company’s general ledger.   Since FFD has positive equity, including positive retained earnings; we believe the accounting treatment and classification of minority interest to be appropriate as required by ARB51 and FIN 46R.  In regards to the Consolidated Statement of Cash Flows, future filings will disclose activities related to FFD as required by the appropriate authoritative literature.  Such activities were deemed to be immaterial to the Company’s financial statements in past filings and thus presented as a separate line item on the Consolidated Statement of Cash Flows titled “Consolidation of Variable Interest Entity Cash”.

Form 10-Q for the quarterly period ended May 31, 2007
Note 2 – Acquisitions and Pro Forma Results, page 13

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Comment 8:         Tell us how you accounted for the contingent consideration and the put option issued in the ESG transaction. Tell us why the details were not disclosed in the Form 10-Q.

Response:   Below is our 3rd quarter disclosure for the ESG transaction.  Following the disclosure is other relevant information as requested by the SEC staff and our proposed resolution.

Q3 (May 31, 2007) disclosure:

Employer Solutions Group, LLC.

The Company acquired all the membership units of ESG through a unit purchase agreement entered into effective March 1, 2007by and among ESG, a Utah company, Craig Allred, Dee Henderson, Garth Allred, David Dyches, Kurt Robinson and Kira Reisch, the Company, Carter Fortune and John Fisbeck. The Company's acquisition of ESG enabled the Company to expand its geographic presence in the professional employment organization (“PEO”) marketplace.  The purchase price of approximately $11,520 includes cash paid by the Company of $9,100 and issuance of 577,143 shares of the Company's common stock valued at the closing price of the Company's stock on the date of purchase at $4.20 per share.

The following is a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of ESG at the acquisition date:

Assets
Cash	$2,502
Restricted Cash	1,223
Accounts receivable	1,250
Prepaids and other current assets	1,199
Property, plant and equipment, net	386
Goodwill	6,781
Intangible assets	3,640
Total Assets	16,981

Liabilities
Accounts payable	557
Health and workers compensation reserves	1,708
Accrued expenses and other liabilities	2,903
Debt	289
Total Liabilities	5,457
Net Assets	$11,524

Cash consideration	$9,100
Fair value of common stock consideration	2,424
$11,524

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Other information not included in our May 31, 2007Form 10Q:

In addition to the disclosure above; the Company and our two major shareholders entered into a put arrangement at $3.75/share with the sellers for the commonstock issued on the date of the transaction andnotfor the contingent stock as noted below ($.45/share less than the closing price of $4.20).  Of the 577,143 total sharesissued,360,000 contingent shares are held in escrow and may be earned based on the EBITDA schedule below and 217,143 shares were issued to the sellers at closing.  The Sellers may only exercise this put option against the 217,143shares during the thirty (30) day period that begins on March 1, 2010.  The contingent shares are earned based on the table below:

	(3) EBITDA Target
	Minimum	Maximum	Total Shares
Year 1 - 3/1/2008*	$1,600,000	$1,800,000	120,000
Year 2 - 3/1/2009*	$1,600,000	$2,000,000	120,000
Year 3 - 3/1/2010*	$1,600,000	$2,400,000	120,000
	$4,800,000	$6,200,000	360,000

		closing share price*	$4.20
			$1,512,000
(3) Earn-out of 360,000 shares vests ratably over 3 years based on annual EBITDA

We included the earn out of $1,512,000 (360,000 shares at $4.20/share) in the purchase allocation based on Company EBITDA projections over this period combined with expected synergies with our existing PEOcompanies included in our Business Solutions segment.  As a result management deemed the likelihood of sellers to earn the contingent stock to be likely at the date of the transaction.

Since the transaction did not meet the significant subsidiary threshold; we deemed our disclosure adequate at May 31, 2007.

However, we propose to amendour May 31, 2007Form 10Q and include the put disclosures with the 217,143shares and details of the contingent consideration information within the disclosure.  In addition we will move the equity component of the transaction pertaining to the 360,000shares to mezzanine equity pursuant to ASR268.

Mr. Larry M. Spirgel
Securities and Exchange Commission
January 29, 2008

Pursuant to your comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its 2006 Form 10-K or First Quarter Fiscal 2007 Form 10-Q; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

We have worked closely with our external auditors on our responses to your comments.  We encourage you to contact us, if necessary, to arrange a discussion involving our external auditors if any additional explanation is required with respect to the issues raised in your September 28, 2007 comment letter.  You can contact me at (317) 532-1374.

Sincerely,

/s/ John Fisbeck
Chief Executive Officer